UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under The Securities Exchange Act of 1934

                               (Amendment No. 1)*

                            SRI Surgical Express Inc.
                            -------------------------
                                (Name of Issuer)

                         Common Stock, Par Value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                    78464W104
                                    ---------
                                 (CUSIP Number)

                                December 31, 2002
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

-------------------                                            -----------------
CUSIP No. 78464W104                    13G                     Page 2 of 6 Pages
-------------------                                            -----------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           F&C MANAGEMENT LIMITED
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                         (a) [ ]

                                                                         (b) [ ]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY
---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United Kingdom
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            456,800
NUMBER OF            ------ ----------------------------------------------------
SHARES                   6  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    0
EACH                 ------ ----------------------------------------------------
REPORTING                7  SOLE DISPOSITIVE POWER
PERSON
WITH                        456,800
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            0
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           456,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)                                         [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.15%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IA, CO
---------- ---------------------------------------------------------------------

Item 1(a):          Name of Issuer:
----------          ---------------

                    SRI Surgical Express Inc.

Item 1(b):          Address of Issuer's Principal Executive Offices:
----------          ------------------------------------------------

                    12425 Racetrack Road
                    Tampa, FL  33626

Item 2(a)           Name of Person Filing
---------           ---------------------

                    F&C Management Limited ("F&C Limited")

Item 2(b):          Address of Principal Business Office:
----------          -------------------------------------

                    The address of the principal business office F&C Limited is Exchange House, Primrose Street, London EC2A 2NY, England.

Item 2(c):          Citizenship:
----------          ------------

                    F&C Limited is a corporation organized under the laws of the United Kingdom.

Item 2(d):          Title of Class of Securities:
----------          -----------------------------

                    Common Stock, par value $0.001 per share ("Common Stock").

Item 2(e):          CUSIP Number:
----------          -------------

                    78464W104

Item 3:             If this statement is filed pursuant to ss.ss. 240.13d-1(b)
------- or 240.13d-2(b) or (c), check whether the person filing is a:

                    (e) [X] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

Item 4:             Ownership:
-------             ----------

                    (a)  Amount beneficially owned 456,800

                    (b)  Percent of class: 7.15%

                    (c)  Number of shares as to which the person has:

                         (i)   Sole power to vote or to direct the vote: 456,800

                         (ii)  Shared power to vote or to direct the vote: 0

                         (iii) Sole power to dispose or to direct the
                               disposition of: 456,800

                         (iv) Shared power to dispose or to direct the disposition of: 0


                               Page 4 of 6 Pages

Item 5:             Ownership of Five Percent or Less of a Class:
-------             ---------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             --------------------------------------------------------
                    Person:
                    -------

                    Dividends received from, and proceeds from the sale of, Common Stock, if any, by F&C Limited are allocated by F&C Limited to the applicable accounts of its clients and are distributed or retained in accordance with F&C Limited's investment management agreements with those clients.

Item 7:             Identification and Classification of the Subsidiary Which
-------             ---------------------------------------------------------
                    Acquired the Security Being Reported on By the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

                    Not Applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ----------------------------------------------------------

                    Not Applicable.

Item 9:             Notice of Dissolution of Group:
-------             -------------------------------

                    Not Applicable.

Item 10:            Certification:
--------            --------------

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 5 of 6 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2003

                                        F&C MANAGEMENT LIMITED

                                        By: /s/ Peter Cole
                                            ------------------------------
                                            Peter Cole
                                            Executive Director